UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37831

Fairport Savings Bank 401(k) Plan

(Exact name of registrant as specified in its charter)

c/o Evans Bancorp, Inc.

1 Grimsby Drive

Hamburg, NY 14075

(716) 926-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Participation Interests under the Fairport Savings Bank 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

Effective as of May 1, 2020, pursuant to the terms of the Agreement and Plan of Reorganization, dated as of December 19, 2019, as amended March 5, 2020, by and among the FSB Bancorp, Inc. (“FSB”), MMS Merger Sub, Inc. (“Merger Sub”) and Evans Bancorp, Inc. (“Evans”), (i) Merger Sub merged with and into the Company, with the Company as the surviving corporation (the “Merger”), and (ii) immediately following the completion of the Merger, the Company merged with and into Evans, with Evans as the surviving corporation. On May 1, 2020, a Post-Effective Amendment No. 1 to Form S-8 Registration Statement (No. 333-214302) was filed with the Securities and Exchange Commission to deregister all of the unsold securities of FSB offered under the Fairport Savings Bank 401(k) Plan (the “Plan”). Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Fairport Savings Bank 401(k) Plan By: Evans Bancorp, Inc. (as successor-by- merger to FSB Bancorp, Inc.), Plan Sponsor

Date:	May 11, 2020	By:	/s/ David J. Nasca
Name: David J. Nasca
Title: President and Chief Executive Officer